March 26, 2008

Mr. Larry M. Spirgel
Assistant Director

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306

Re:                               Cablevision Systems Corporation

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 28, 2008

File No. 1-14764

Dear Mr. Spirgel:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated March 17, 2008, concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) of Cablevision Systems Corporation (the “Company”).

The following is the Company’s response to the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Note 3. Sale of Fox Sports Net Bay Area and Fox Sports Net New England, page I-25

1.              Please tell us your consideration of paragraph 42 of SFAS 144 and Issue 1 of EITF 03-13 in concluding that the discontinued operations classification is appropriate.  Also, tell us how you considered the agreements entered into contemporaneously with the Bay Area and New England sales in determining the gains on these sales.

To facilitate the Staff’s review, the Company has provided a summary of the terms of the sale of Fox Sports Net Bay Area (“FSBA”) and Fox Sports Net New England (“FSNE”) and a summary of the various agreements entered into contemporaneously with the FSBA and FSNE sales under the section “Background of Agreements” discussed immediately below.  In addition, the Company’s response is separated into two parts:

•                  starting on page 5, Part 1 addresses the Company’s consideration of paragraph 42 of SFAS 144 and Issue 1 of EITF 03-13 in concluding that the discontinued operations classification for FSBA was appropriate, and

•                  starting on page 6, Part 2 addresses how the Company considered the agreements entered into contemporaneously with the FSBA and FSNE sales in determining the gains on these sales.

Background of Agreements

Rainbow Media Holdings LLC (“Rainbow”), an indirect wholly-owned subsidiary of the Company, had:

•                  a 60% indirect interest in Pacific Regional Programming Partners, the parent of SportsChannel Pacific Associates (d/b/a Fox Sports Net Bay Area) (“FSBA”), and

•                  an aggregate indirect 50% interest in SportsChannel New England Limited Partnership (d/b/a Fox Sports Net New England) (“FSNE”) through two wholly-owned subsidiaries of Regional Programming Partners (“RPP”), a wholly-owned subsidiary of Rainbow.

FSBA and FSNE are collectively referred to as the “Regional Sports Networks”.  Through June 30, 2007, the Company had consolidated the financial results of FSBA and reflected the 40% non-controlling interest owned by a subsidiary of News Corporation through minority interest.  Through June 30, 2007, the Company had historically accounted for FSNE as an equity method investment in accordance with APB Opinion No. 18.  Prior to June 30, 2007, Comcast Corporation (“Comcast”) owned the remaining 50% interest in FSNE.

On April 30, 2007, the Company and Comcast entered into various agreements that, among other items, provided for Comcast’s purchase of Rainbow’s interests in the Regional Sports Networks (the “Sale Agreement”) for $570.0 million in cash ($366.8 million for FSBA and $203.2 million for FSNE), plus certain additional consideration to Rainbow, and customary working capital adjustments.  Upon completion of the transaction, Comcast owned 100% of FSNE and 60% of FSBA, with the remaining 40% of FSBA still owned by News Corporation.  The Company closed the sale of FSBA and FSNE on June 30, 2007.

In addition to the Sale Agreement related to FSNE and FSBA discussed above, in April 2007, a number of additional agreements were entered into between the Company and Comcast as follows:

•                  On April 29, 2007 and April 30, 2007, long-term affiliation agreements were executed between Comcast and four Rainbow national programming networks (“RNPN-1”, “RNPN-2”, “RNPN-3” and “RNPN-4”) (collectively, the “RNP Networks”), and two Rainbow regional programming networks (“RRPN-1” and “RRPN-2”) (collectively, the “RRP Networks”), relating to the carriage of such services.  The RNP Networks and RRP Networks are all indirectly wholly-owned subsidiaries of Rainbow.  The previous contract term expiration date and new contract term effective date for each network are summarized in the following table:

Network	Previous Contract Term Expiration Date	New Contract Term Effective Date

RNPN-1	12/31/2008	1/1/2007

RNPN-2	4/20/2007 (interim arrangement)	1/1/2007

RNPN-3	4/20/2007 (interim arrangement)	1/1/2007

RNPN-4	12/31/2008	1/1/2007

RRPN-1 & 2	12/31/2008	n/a (see discussion starting on page 9 under header RRP Networks Affiliation Agreements)

•                  On April 30, 2007, programming agreements were executed between a subsidiary of the Company and two Comcast national programming networks, (“Comcast Network A”) and (“Comcast Network B”) (collectively, the “Comcast Networks”) for the carriage of these Comcast Networks on the Company’s cable distribution systems.

The previous contract term expiration date and new contract term effective date for each Comcast Network are summarized in the following table:

Network	Previous Contract Term Expiration Date	New Contract Term Effective Date

Comcast Network A	12/31/2006	1/1/2007

Comcast Network B	12/31/2006	1/1/2007

•                  On April 29, 2007, three of the RNP Networks also entered into mutual releases of any and all rights and obligations due to or from Comcast regarding existing affiliation agreements for all periods prior to January 1, 2007.

If neither of the Regional Sports Network sales had occurred due to the failure to meet certain enumerated closing conditions, then the terms of the new and/or extended agreements for all the other arrangements described above would have remained unchanged and the only potential impact would have been that Comcast could have elected to reduce the affiliation agreement term for the RNPN-1 affiliation agreement by three years.  In addition, in the event the FSBA sale or the FSNE sale, but not the other, was consummated, the sale price would have only been the portion of the $570.0 million specified in the Sale Agreement allocable to the consummated sale.

Certain other agreements were also entered into in connection with the Sale Agreement and the various affiliation agreements and programming agreements outlined above.  For example, short-term transitional services agreements with each of FSBA and FSNE, certain indemnification and non-compete agreements, and affiliation agreements for certain of the Company’s video-on-demand services were also entered into.  The Company analyzed these other agreements and noted they were quantitatively and qualitatively de minimis and, accordingly, they had no impact on the Company’s allocation of arrangement consideration discussed below.

Part 1 of Company Response - Please tell us your consideration of paragraph 42 of SFAS 144 and Issue 1 of EITF 03-13 in concluding that the discontinued operations classification is appropriate.

FSNE

Paragraph 5 of Financial Accounting Standards Board (“FASB”) Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), states that investments in equity securities accounted for by the equity method are excluded from the scope of SFAS 144.  The FASB further agreed that the operations related to an equity method investment (that is, the investor’s share of the earnings or losses of the investee entity) are not sufficient to establish a component of the investor entity as defined in paragraph 41 of SFAS 144.  As such, the Company’s share of earnings in FSNE and the gain on sale of FSNE was presented as a component of income from continuing operations and not as a component of discontinued operations in the Company’s Form 10-K.

FSBA

Paragraph 42 of SFAS 144 states, “The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met:

a.               the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and

b.              the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

FSBA was considered “a component of an entity” since its operations and cash flows were clearly distinguished, operationally and for financial-reporting purposes, from the rest of the Company.  As a result of the Sale Agreement, the operations and cash flows of FSBA were eliminated from the ongoing operations of the Company.  The Company considered both Issue 1 and Issue 2 of Emerging Issues Task Force (“EITF”) Issue No. 03-13, Applying the Conditions of Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations (“EITF 03-13”).

With regard to Issue 1 (“elimination of cash flows and significance of cash flows”), the Company did not enter into a programming agreement with Comcast to subsequently carry FSBA on the Company’s cable distribution system, as FSBA is a regional sports network in the Bay Area of California and the Company’s cable distribution system’s footprint is in the New York tri-state area.  FSBA’s revenues and costs primarily consisted of affiliate fee/advertising revenue and programming content costs, respectively.  After the Sale Agreement, none of the revenues or costs from FSBA were migrated to the Company.  In addition, no cash outflows will be recognized by the Company as a result of the continuation of activities between the Company and FSBA after the Sale Agreement.  However, effective with the Sale Agreement, FSBA amended an existing agreement (“Service Agreement”) with a subsidiary of Rainbow to continue to sublease satellite transponder capacity and for that Rainbow subsidiary to continue to originate and distribute the FSBA network signal at approximately $2.3 million per year for a term through December 31, 2011.  Had the Sale Agreement not occurred, the cash inflows (i.e., FSBA revenues) that would have been generated by FSBA from the June 30, 2007 disposal date through one year after the disposal date (“the appropriate assessment period” in accordance with paragraph 13 of EITF 03-13) would have been approximately $105.0 million.  The Company noted that cash inflows expected to be generated from the Service Agreement and the cash inflows that would have been generated by FSBA in periods subsequent to the initial one-year period would have a similar proportional relationship as described above.  Accordingly, in applying the guidance in paragraph 8 of EITF 03-13, the Company concluded that the continuing cash inflows it is expecting from the Service Agreement would not be significant (approximately 2%) in relation to the cash inflows that would have been generated by FSBA in the initial assessment period, as well as in subsequent periods.  Accordingly, the Company concluded that presentation of FSBA as a discontinued operation was appropriate.

In connection with Issue 2 (“significant continuing involvement”), the Company determined it did not have any significant continuing involvement in the ongoing operations of FSBA subsequent to the June 30, 2007 disposal date.

Part 2 of Company Response - Also, tell us how you considered the agreements entered into contemporaneously with the Bay Area and New England sales in determining the gains on these sales.

The Company contemporaneously considered the various agreements entered into during April 2007 in connection with the Sale Agreement in determining the gains from this transaction.  The following summary reflects the process followed by the Company as part of its evaluation to determine that all of the contractual amounts to be paid or received for each contractual arrangement either did or did not approximate fair value and how the Company allocated all non-fair value consideration to all contractual arrangements based on relative fair value.  In conclusion, the Company applied reasonable professional accounting judgment in determining that all of the contract amounts to be paid or received for each contractual arrangement approximated fair value, except for two contractual arrangements that were determined not to be at fair value, which are discussed in more detail below.

As a result of the Company’s assessment and final allocation of total arrangement consideration, the Company recognized a $1.2 million pre-tax reduction of the gain, reflected as a component of discontinued operations, which represented the difference in the contractual consideration over the allocated consideration related to the sale proceeds for FSBA.  Furthermore, the Company recognized a $0.6 million pre-tax reduction of the gain, reflected as a component of continuing operations, which represented the difference in the contractual consideration over the allocated consideration related to the sale proceeds for FSNE.

Multi-Element Arrangements

As noted in the “Background of Agreements” section above, multiple arrangements between various subsidiaries of the Company and Comcast were concurrently entered into or amended in April 2007.  EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), addresses the accounting for contractual arrangements involving multiple revenue-generating activities.  Although EITF 00-21 is not specifically applicable to the Comcast contractual arrangements since these contracts include revenue and non-revenue generating activities, the Company analogized to EITF 00-21 since it provides guidance on:

(i)            how to define a deliverable or a separate unit of accounting,

(ii)           when and how to divide an arrangement (or arrangements) into separate units of accounting,

(iii)          how to allocate the arrangement consideration among the elements, and

(iv)          how separate contracts with an entity and its related parties may have to be treated as one arrangement if the contracts were agreed to at or near the same time.

The Company believes multiple agreements entered into concurrently, which is what occurred with the various contemporaneous Comcast transaction agreements, should be viewed as one arrangement with each contractual arrangement analyzed to determine fair value, even though the arrangement contains disparate elements (e.g. affiliate fee revenue, programming expense, proceeds related to the sale of the Regional Sports Networks and a mutual release from amounts owed and amounts due among the parties (which resulted in the elimination of a certain RNP Network receivable and certain RNP Network liabilities)).  Accordingly, the Company believes that the principles set forth in EITF 00-21 are the most appropriate accounting guidance to follow by analogy in determining the appropriate allocation of total arrangement consideration.

In an effort to follow the guidance of EITF 00-21 by analogy, the first step the Company took was to identify the arrangement consideration to be paid or received contained within the Comcast agreements.  The next step was to determine the fair value of the various contractual arrangements.  Having determined the amount of the total arrangement consideration and the fair value of each contractual arrangement, the final step was to allocate the arrangement consideration to the various contractual arrangements based on their relative fair values.

Determination of Arrangement Consideration

The Company aggregated all contractual cash consideration to be paid or received for all the contractual arrangements.  Then, the Company assessed the mutual releases to reasonably determine if there was any implicitly received or paid consideration resulting from the mutual releases.

The total net arrangement consideration was $1,501.8 million, which consisted of $1,499.7 million of net contractual cash consideration plus $2.1 million of implicit consideration received related to the RNP Networks’ mutual releases.  The components of the total arrangement consideration are reflected in the first column of Annex 1 and are discussed in more detail below.

Assessment of Fair Value of Each Contractual Arrangement

The Company first assessed the contractual sales price for the sale of the Regional Sports Networks to reasonably determine if the contractual sales prices specified in the Sale Agreement approximated fair value for each of the Regional Sports Networks.

The Company next assessed the fair value of the various contractual arrangements between the Company and Comcast, beginning with the affiliation and programming agreements.  The Company reviewed each such agreement to reasonably determine if the material contract terms had a discernable monetary value and, if so, if the value was consistent with the current market (fair value).  Depending on the particular contract arrangement, other relevant comparable non-Comcast agreements were used, if available, as a benchmark to assess fair value against which the new contractual arrangements were compared to determine if additional consideration was implicitly paid or received.

Sale Agreement

It is the Company’s belief and understanding that Comcast’s ownership of the Regional Sports Networks is expected to create greater synergies for Comcast in the Boston and San Francisco/Bay Area market as Comcast is the largest cable distributor in those markets.  In addition, the Company believes that Comcast is expected to achieve synergies by leveraging the cost of managing various regional sports networks over a larger portfolio of those networks.  Additionally, since Comcast is acquiring control of the Regional Sports Networks, the valuation for the acquisition of 60% of FSBA and 50% of FSNE (the other 50% of which is already owned by Comcast) would be further enhanced for a control premium.  As such, Comcast was the most economically appealing purchaser of the Company’s ownership interests in FSNE and FSBA.

In developing the business enterprise value (“BEV”) of the Regional Sports Networks, a discounted cash flow (“DCF”) fair value methodology was utilized.

When determining the fair value of FSBA and FSNE in order to assess the contractual sales prices relative to the consideration to be assigned to the sale of the Regional Sports Networks in connection with all components of the multiple contractual arrangements entered into with Comcast (e.g., (1) sale of the Regional Sports Networks, (2) execution/extensions of affiliation agreements between various Rainbow subsidiaries and Comcast, and (3) execution/extensions of programming agreements between subsidiaries of Comcast and the Company), Comcast’s estimated cost of capital was also considered.  The Company determined that the contractually agreed to sales prices for FSBA and FSNE were at fair value, taking into account the synergies to be achieved by Comcast, and consideration of a control premium, including application of Comcast’s estimated cost of capital in the DCF calculations.

Further supporting the Company’s conclusion that the Regional Sports Networks sales amounts were at fair value (and to further support the fact that the parties to the agreements did not misallocate consideration between the Sale Agreement and the agreements for the other contractual arrangements), was the fact that if neither Regional Sports Network sale had occurred due to the failure to meet certain closing conditions, the terms of the agreements for all the other contractual arrangements would have remained unchanged and the only potential impact would be that, at Comcast’s election, the RNPN-1 affiliation agreement term could have been decreased by three years.

In addition, the following provides support for the use of the contractual sales amounts to allocate the $570.0 million between the two sports networks:

•                  The Sale Agreement terms specified that in the event that if only one rather than both of the Regional Sports Networks(1) was sold, that the sale price would only be the portion of the $570.0 million which was specified in the Sale Agreement as allocable to the consummated sale, and

•                  The Rainbow affiliation agreements and the Company’s programming agreements were not conditional upon the sale of either of the Regional Sports Networks.  The only impact for not closing the sale of both Regional Sports Networks could potentially have been a reduction of the term of the RNPN-1 arrangement by three years, at Comcast’s election.

RNP Network Affiliation Agreements

To determine whether the affiliate license fees rates stated in the RNP Network affiliation agreements with Comcast were at fair value, analyses of the estimated net effective rates paid by other major multiple system operators (“MSO”) and direct broadcast satellite (“DBS”) providers were prepared for each of the RNP Networks.  For comparative purposes, all of the major affiliation agreements, by network, were compared on an effective rate per viewing subscriber basis.  Based on the Company’s review of this analysis, it was determined that the Comcast contract rates were at fair value.

RRP Networks Affiliation Agreements

The Comcast agreement with the Company’s two remaining RRP Networks extended the existing contracts for an additional five years, with annual increases commencing in 2009, which approximates CPI.  Furthermore, since this was an extension to an existing contract with no changes made to the terms of the previously existing contract for the remaining contract period (2007 and 2008), the affiliate fees for those years covered by the existing agreement were excluded from the total arrangement consideration analysis.  Given that the new RRP

(1)

Consummation of the Sale Agreement was subject to customary closing conditions, including the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act only for the FSBA sale. On June 18, 2007, the Company received notice from the Federal Trade Commission that early termination of the Hart-Scott-Rodino Antitrust Improvements Act waiting period was granted effective June 18, 2007 for the sale of FSBA.

Networks agreements were executed within two years of the existing affiliation agreements with Comcast, and that there was no significant change in the RRP Networks market place, the Company determined that the effective rates for the RRP Networks were at fair value.

Comcast Network A Programming Agreement

There are no other comparable programming network agreements that were negotiated on a stand alone basis that could be used to compare the Comcast Network A estimated net effective rates in an effort to determine the current fair value range of effective rates.  As such, the Company referred to a cable industry guide that included estimated effective rates for national cable networks, which reflected a rate lower than the 2007 contractual rate for Comcast Network A.  Additionally, since the 2006 previously executed Comcast Network A’s net effective contractual rate was previously determined to be within a fair value range, assuming a CPI increase of 4%, the Company determined an extrapolated 2007 rate, which also was lower than the stated 2007 contract rate.  Furthermore, in a Spring 2007 Sports Business Journal article, the author notes that Comcast Network A costs cable operators an amount which was about the same amount per subscriber per month as the 2007 extrapolated rate.  Therefore, after considering all of the above factors, the Company concluded that a reasonable estimate of the fair value rate for Comcast Network A for 2007 was lower than the stated 2007 contract rate.  Over the life of the Comcast Network A agreement, the difference between the contractual effective rate and the estimated fair value rate, including the impact of an assumed annual CPI related increase, resulted in future aggregate estimated contractual programming expense payments to Comcast in excess of fair value totaling approximately $7.4 million.  The impact of this determination is discussed below in the section titled “Results of the Fair Value Assessment”.

Comcast Network B Programming Agreement

The previous Comcast Network B programming agreement with Comcast expired December 31, 2006.  However, the Company continued to carry the network through April 2007 on a month-to-month basis.  The Company carried Comcast Network B on a separately priced lower penetrated sports tier.  The Company was not required to carry Comcast Network B on a more highly penetrated tier, such as the digital basic tier.  However, the Company’s previous programming agreement with Comcast Network B stated a contract rate for the Company if it elected to carry such network on its most highly penetrated digital basic tier in 2006.

Under the terms of the new programming arrangement with Comcast, the Company agreed to reposition Comcast Network B to the most highly penetrated digital basic tier, beginning in April 2007.  In analyzing the fair value of the contractual arrangement, the Company took into account the effect of the launch support to be paid by Comcast related to Comcast Network B distribution (which is being amortized as a reduction of programming expense over the term of the agreement in accordance with EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor (“EITF 02-16”)), and determined the estimated net effective rate for 2007 was comparable to the rate set forth in the expired contract for the most highly penetrated tier.  As there were no comparable programming network arrangements that were negotiated on a stand-alone basis that could be used to compare the 2007 Comcast Network B estimated net effective rate, the Company also referred to Kagan’s “Economics of Basic Cable Networks” guide.  According to Kagan’s guide, Comcast Network B’s average net effective rate for 2007 was estimated to be slightly below the new 2007 contract net effective rate.  Based on the Company’s analysis, the Company believed the contractual net effective rate for 2007 (which then grows by an amount that approximates the expected CPI increase over the term), approximated fair value.

RNP Networks Mutual Release Agreement

On April 29, 2007, three of the RNP Networks entered into mutual releases of any and all rights and obligations due to or from Comcast regarding all agreements for all periods prior to January 1, 2007.  Payments of liabilities by two of the RNP Networks, net of the payment received from Comcast related to one of the RNP Networks resulted in net cash consideration paid to Comcast of approximately $1.1 million.  The release from the net amounts owed in excess of the $1.1 million of net cash consideration paid resulted in $2.1 million of implicit non-cash consideration received.  The impact of the $2.1 million is discussed below in the section titled “Results of the Fair Value Assessment”.

Results of the Fair Value Assessment

As a result of this assessment, the Company determined that the only contract rate significantly different than the fair value rate was in one programming agreement between one of Comcast’s programming networks, Comcast Network A, and a subsidiary of the Company, which was determined to be in excess of fair value by approximately $7.4 million over the contract term.  In addition, the Company determined that the net impact related to the mutual releases included net received implicit consideration of $2.1 million, primarily due to one RNP Network being released from liabilities in excess of the net settlement amounts paid to Comcast.

The arrangement consideration is summarized as follows:

Type of Consideration	Aggregate Contractual Arrangement Consideration ($ Millions)	Description	Aggregate Absolute Fair Value of Contractual Arrangement Consideration ($ Millions)
Aggregate Future Contractual Affiliate Revenue (RNP Networks and RRP Networks)	$995.1	Determined to be at fair value	$995.1
Aggregate Future Contractual Programming Expense (Comcast Networks)	(64.3)	Includes $7.4 million (rounded) of programming expense in excess of fair value. The balance determined to be at fair value	56.8
Proceeds from Sale of FSNE	203.2	Determined to be at fair value	203.2
Proceeds from Sale of FSBA	366.8	Determined to be at fair value	366.8
Implicitly Received Consideration from Mutual Releases from Net Liabilities (RNP Networks)	2.1	See discussion on page 11 under the header RNP Networks Mutual Release Agreement	—
Net Payment of Previously Recorded Net Liabilities (RNP Networks)	(1.1)	See discussion on page 11 under the header RNP Networks Mutual Release Agreement	—
Total Arrangement Consideration	$1,501.8	Total Fair Value Contractual Consideration	$1,621.9

The $7.4 million of aggregate contract period programming expense in excess of fair value resulted in a reduction of the contractual consideration for the programming expense to the fair value amount and a reallocation of the programming payments in excess of fair value among all the contractual arrangements (including the aggregate contract period programming expense) based on relative fair value.

In determining the total arrangement consideration, there was no adjustment to the contractual consideration in the new or extended affiliation and programming agreements (other than the reallocation for the one Comcast Network A programming agreement), and the Sale Agreement as they were determined to be market-based arrangements at fair value.  In addition, it was deemed appropriate to recognize additional consideration for the mutual releases as they represented additional net proceeds to the Company in the form of a net liability release that, absent the aggregate Comcast arrangements, were contractually due Comcast and such releases would not have been agreed to by Comcast unless the Company entered into the programming agreements and Sale Agreement.  Thus, the total arrangement consideration consisted of the contractual consideration plus the implicit consideration received as a result of the mutual releases.

Allocation of the Non-Fair Value Arrangement Consideration to All Contractual Arrangements

Since the total contractual arrangement consideration was below the total absolute fair value of all arrangement consideration, the contractual arrangement consideration was allocated to all of the contractual arrangements based on their relative fair values.  Refer to Annex 1 for the Company’s summary of the allocation of net non-fair value consideration and specifically as to the amount of contractual arrangement consideration that was allocated to FSBA and FSNE in determining the pre-tax gains on these sales.

Conclusion

As summarized above and in Annex 1, the Company applied reasonable professional accounting judgment in determining that all of the aggregate contractual amounts to be paid or received ($1,501.8 million) for each contractual arrangement approximated fair value, except for:

•                  Comcast Network A’s programming agreement’s net effective rates, which were determined to be in excess of fair value by $7.4 million in the aggregate, and

•                  the mutual releases, which included additional implicitly received consideration of $2.1 million primarily due to one of the RNP Networks being released from liabilities in excess of the net amounts paid to Comcast.

As a result of the allocation of the net non-fair value consideration, based on relative fair value, to all of the contractual arrangements, the related revenues, expenses and gains were impacted as follows:

1)              As displayed on Annex 1, the excess of the contractual amounts over the allocated amounts of affiliate fee revenue allocable to the RNP Networks and the RRP Networks, or $3.3 million, will be recognized as contra-revenue by Rainbow’s various RNP Networks and RRP Networks over the term of their respective new or extended affiliation agreements in accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF 01-9”).

2)    The net excess of the contractual programming expense amounts over the allocated amounts allocable to the Comcast Networks of $7.2 million is comprised of:

•                  $7.3 million related to the net reduction in programming expense for Comcast Network A, which will be recognized by the Company’s cable business as contra-programming expense over the term of the Comcast Network A programming agreement in accordance with EITF 02-16, and

•                  ($0.1 million) related to the increase in programming expense for Comcast Network B, which will be recognized as programming expense over the term of its programming agreement.

3)              The $2.1 million “gain” from the forgiveness of net liabilities in excess of the net amounts paid to Comcast as a result of the mutual releases discussed above was allocated to the other contractual arrangements as set forth in Annex 1.

4)              The excess of the contractual amounts over the allocated amounts related to the sale proceeds ($0.6 million for FSNE) was recognized as a pre-tax reduction of the gain for FSNE in continuing operations.

5)              The excess of the contractual amounts over the allocated amounts related to the sale proceeds ($1.2 million for FSBA) was recognized as a pre-tax reduction of the gain for FSBA in discontinued operations.

*              *              *              *              *              *

KPMG LLP was consulted on the Company’s accounting for this transaction on a contemporaneous basis and concurred with the Company’s conclusions as set forth herein and as reflected in Annex 1.

*              *              *              *              *              *

In responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please call the undersigned at (516) 803-1450.

Very truly yours,

/s/ Wm. Keith Harper

Wm. Keith Harper
Senior Vice President, Controller and Principal Accounting Officer

cc:	Kyle Moffatt
Dean Suehiro
(Securities and Exchange Commission)

Thomas R. Reifenheiser
(Audit Committee Chairman)

Michael P. Huseby
(Executive Vice President and Chief Financial Officer)

Victoria D. Salhus
(Senior Vice President, Deputy General Counsel and Secretary)

John P. Mead
(Sullivan & Cromwell LLP)

Rosemary A. DeVito
Leonard M. Sturm
(KPMG LLP)

ANNEX 1

Allocation of Net Non-Fair Value Consideration

($ Millions)

	Aggregate Contractual Arrangement Consideration	Aggregate Absolute Fair Value of Contractual Arrangement Consideration	Relative Fair Value %	Reallocation of Excess Payment over Fair Value ($7.4) *	Allocation of Implicit Consideration Received Due to Mutual Releases	Consideration Allocated to Each Contractual Arrangement	Difference Between Contract and Allocated Amounts

Aggregate Future Contractual Affiliate Revenue (RNP Networks and RRP Networks)	$995.1	$995.1	61.4%	$(4.5)	$1.2	$991.8	$(3.3)

Aggregate Future Contractual Programming Expense (Comcast Networks)	(64.3)	56.8	3.5%	7.1	0.1	(57.1)	7.2

Proceeds from Sale of FSNE	203.2	203.2	12.5%	(0.9)	0.3	202.6	(0.6)

Proceeds from Sale of FSBA	366.8	366.8	22.6%	(1.7)	0.5	365.6	(1.2)

Implicitly Received Consideration from Mutual Releases from Net Liabilities (RNP Networks)	2.1						(2.1)

Allocable Arrangement Consideration	1,502.9	$1,621.9	100.0%	$0.0	$2.1	$1,502.9	$0.0

Net Payment of Previously Recorded Net Liabilities (RNP Networks)	(1.1)

Total Arrangement Consideration	$1,501.8

*      $7.4 (rounded) represents the excess of the contractual programming costs of $64.3 over the fair value of $56.8.